    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                              NEVADA POWER COMPANY
               (Exact name of issuer as specified in its charter)

                                     NEVADA
         (State or other jurisdiction of incorporation or organization)

                                   88-0045330
                      (I.R.S. Employer Identification No.)

   6226 WEST SAHARA AVENUE, LAS VEGAS, NEVADA 89102, TELEPHONE (702) 367-5000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         CHARLES A. LENZIE, CHAIRMAN OF THE BOARD, NEVADA POWER COMPANY
        P. O. BOX 230, LAS VEGAS, NEVADA 89151, TELEPHONE (702) 367-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. / /

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. / /

                                   COPIES TO:

      GLEN E. STEPHENS, ESQ.                       ROBERT A. YOLLES, ESQ.
       BEST, BEST & KRIEGER                      JONES, DAY, REAVIS & POGUE
          P. O. BOX 1028                            77 WEST WACKER DRIVE
    RIVERSIDE, CALIFORNIA 92502                 CHICAGO, ILLINOIS 60601-1692

                        CALCULATION OF REGISTRATION FEE

                                                  PROPOSED       PROPOSED
                                                  MAXIMUM         MAXIMUM
                                   AMOUNT         OFFERING       AGGREGATE      AMOUNT OF
   TITLE OF EACH CLASS OF           TO BE          PRICE         OFFERING      REGISTRATION
 SECURITIES TO BE REGISTERED   REGISTERED (1)   PER UNIT (2)     PRICE (2)         FEE
Common Stock,                     2,000,000
 par value $1 per share......      shares         $20.4375      $40,875,000     $14,094.83

(1) Includes an option granted by the Company to the Underwriters to purchase an aggregate of 250,000 additional shares, on the same terms, solely to cover over-allotments.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the registrant's Common Stock reported on the Consolidated Tape on October 14, 1994.

                              -------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED OCTOBER 19, 1994

                                1,750,000 SHARES
                                                              [LOGO]
                              NEVADA POWER COMPANY
                                  COMMON STOCK
                               ------------------

    The Common Stock of Nevada Power Company (the "Company") is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "NVP." On October 18, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $20 1/4 per share.

                            ------------------------

THESE   SECURITIES   HAVE   NOT   BEEN   APPROVED   OR   DISAPPROVED   BY    THE
   SECURITIES    AND   EXCHANGE   COMMISSION    OR   ANY   STATE   SECURITIES
     COMMISSION  NOR  HAS  THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR
       ANY   STATE  SECURITIES   COMMISSION  PASSED   UPON  THE  ACCURACY
           OR ADEQUACY  OF  THIS PROSPECTUS.  ANY  REPRESENTATION  TO
                          THE CONTRARY IS A CRIMINAL OFFENSE.

                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                         PUBLIC         COMMISSIONS(1)       COMPANY(2)
Per Share.........................          $                  $                  $
Total.............................          $                  $                  $
Total Assuming Full Exercise of
Over-Allotment Option(3)..........          $                  $                  $

(1)  See "Underwriting."

(2) Before deducting expenses estimated at $140,000, which are payable by the Company.

(3) Assuming exercise in full of the 45-day option granted by the Company to the Underwriters to purchase up to an aggregate of 250,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that
delivery  of the Common Stock will be made in New York  City on or about       ,
1994.

                            ------------------------

PAINEWEBBER INCORPORATED                               DEAN WITTER REYNOLDS INC.

                                ----------------

                  The date of this Prospectus is      , 1994.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK AND PACIFIC STOCK EXCHANGES, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              -------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, New York, N.Y. 10048; and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Company's registration statement and exhibits thereto filed with the Commission of which this Prospectus is part and to which reference is hereby made. Copies of such registration statement and exhibits may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

    The Company's outstanding Common Stock is listed on the New York Stock Exchange (Symbol: "NVP") and the Pacific Stock Exchange. Reports, proxy statements and other information concerning the Company may be inspected at the offices of such Exchanges.

                              -------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates herein by reference the following documents on file with the Commission:

        (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, (the "1993 10-K") File No. 1-4698; and

        (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, File No. 1-4698.

    All documents hereafter filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby, shall be deemed to be incorporated herein and to be a part hereof from the respective dates of filing thereof.

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into any of the documents incorporated by reference). Requests should be directed by mail to: Richard C. Schmalz, Director, Treasury, Nevada Power Company, P.O. Box 230, Las Vegas, Nevada 89151, or by telephone,
(702) 367-5608.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS AND INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                  THE COMPANY

Business..........................................  Electric utility
Service Area......................................  Las Vegas, Nevada and vicinity in Southern Nevada
Population of Service Area (at December 31,         916,000
  1993)...........................................
Customers (at June 30, 1994)......................  416,954
1993 Electric Energy Sources......................  Coal, 46%; Gas and oil, 3%; Purchased power, 51%

                                  THE OFFERING

Common Stock Offered by the Company...............  1,750,000 shares*
Common Stock to be Outstanding after Offering.....  44,701,571 shares*
Use of Proceeds...................................  To be used for construction and general corporate purposes
Listed............................................  New York Stock Exchange and Pacific Stock Exchange
Stock Exchange Symbol.............................  NVP
Price Range from January 1, 1994 through October
  18, 1994........................................  High - $24 3/8 Low - $17 1/8
Closing Price on New York Stock Exchange on
  October 18, 1994................................  $20 1/4
Current Indicated Annual Dividend Rate............  $1.60 ($.40 quarterly)

- ------------------------------
*    Assuming the Underwriters' over-allotment option is not exercised.

                  SELECTED FINANCIAL AND OPERATING INFORMATION
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  12 MONTHS ENDED
                                                       ----------------------------------------------------------------------
                                                                            DECEMBER 31,                           JUNE 30,
                                                       -------------------------------------------------------   ------------
                                                         1990(2)       1991(3)       1992(4)          1993         1994(5)
                                                       -----------   -----------   ------------   ------------   ------------
INCOME STATEMENT DATA:(1)
  Electric Revenues.................................   $   492,321   $   546,411   $    600,915   $    651,772   $    717,086
  Operating Expenses and Taxes......................       418,630       468,984        500,793        543,303        607,903
  Operating Income..................................        73,691        77,427        100,122        108,469        109,183
  Net Income........................................        24,992        35,176         56,780         73,548         77,186
  Earnings Available for Common Stock...............        22,075        32,296         52,518         69,562         73,835
  Earnings Per Average Common Share.................           .78          1.05           1.47           1.76           1.78
  Dividends Paid Per Common Share...................          1.58          1.60           1.60           1.60           1.60
  Average Common Shares Outstanding.................        28,330        30,855         35,652         39,482         41,573
ELECTRIC SALES (MEGAWATT HOURS)(1)..................     9,619,723     9,834,952     10,541,204     11,155,270     11,385,284

                                                                            AS OF JUNE 30, 1994           AS ADJUSTED(6)
                                                                          -----------------------     -----------------------
CAPITALIZATION:
  Short-Term Debt and Current Maturities..............................    $     86,328       5.8%     $     57,328       3.9%
  Long-Term Debt......................................................         695,485      46.9           695,485      46.8
  Cumulative Preferred Stock with Mandatory Sinking Funds.............           4,184        .3             4,184        .2
  Cumulative Preferred Stock..........................................          38,000       2.6            38,000       2.6
  Common Shareholders' Equity.........................................         657,633      44.4           691,633      46.5
                                                                          ------------     ------     ------------     ------
    Total Capitalization..............................................    $  1,481,630     100.0%     $  1,486,630     100.0%
                                                                          ------------     ------     ------------     ------
                                                                          ------------     ------     ------------     ------

- ------------------------------
(1) Certain prior period amounts have been reclassified, with no effect on net income or common shareholders' equity, to conform with the current period presentation.
(2) Reflects a provision of $12.9 million net of taxes or approximately $.46 per share for the fourth quarter of 1990 for a proposed disallowance by the Public Service Commission of the State of Nevada (the "PSC") relating to the 1985 outage at the Mohave Generating Station and a $4.3 million charge net of taxes or approximately $.15 per share for a write-off of investments in coal leases and related costs. The $.46 per share and $.15 per share amounts are based on Average Common Shares Outstanding for the twelve months ended December 31, 1990. A more detailed discussion of these provisions appears in the 1993 10-K.
(3) Reflects a write-off of $3.8 million net of taxes or approximately $.12 per share for the fourth quarter of 1991 attributable to the order of the PSC effective November 12, 1991. The $.12 per share amount is based on Average Common Shares Outstanding for the twelve months ended December 31, 1991.
(4) Reflects a write-off of $4.5 million net of taxes or approximately $.13 per share for the fourth quarter of 1992, for certain deferred amounts including costs related to a faulty cooling tower at Reid Gardner Generating Station. The $.13 per share amount is based on Average Common Shares Outstanding for the twelve months ended December 31, 1992.
(5) On July 6, 1994, the PSC approved a stipulation which, among other things, completely resolved the replacement power case from the 1985 Mohave Generating Station outage. As a part of the stipulation, $11 million of the reserved $17.4 million previously collected from customers for fuel and purchased power costs and interest will be refunded to customers through a reduction in the deferred energy cost balance. The balance of $4.2 million net of taxes or approximately $.10 per share was reflected as other income for the second quarter of 1994. The $.10 per share amount is based on Average Common Shares Outstanding for the twelve months ended June 30, 1994. A more detailed discussion of these provisions appears in the Company's 10-Q for the quarter ended June 30, 1994.
(6) Reflects the receipt of the estimated net proceeds of approximately $34 million from this offering, assuming the over-allotment option is not exercised, and the application of $29 million to the repayment of all Short-Term Debt outstanding as of June 30, 1994.

                                  THE COMPANY

    The Company, incorporated under the laws of Nevada in 1929, is an operating public utility engaged in the electric utility business in the City of Las Vegas and vicinity in Southern Nevada.

    As of June 30, 1994, the Company served 416,954 customers in its service area which has a population of approximately 916,000. For the year 1993, the Company's electric energy requirements came from the following sources: coal -- 46%; natural gas and oil -- 3%; purchased power -- 51%.

    Growth in the Company's service territory is continuing at a rapid pace. The Company's customer base grew at an annualized rate of 6.5% during the first six months of 1994 and at annual rates of 5.4%, 4.6% and 5.3% during 1993, 1992 and 1991, respectively. Kilowatthour sales during the first six months of 1994 were 4.5% greater than during the corresponding period in 1993.

    The principal executive offices of the Company are located at 6226 West Sahara Avenue, Las Vegas, Nevada 89102. The telephone number is (702) 367-5000.

                                USE OF PROCEEDS

    The estimated net proceeds of approximately $34 million from the sale of the Common Stock offered hereby will be used primarily for construction and general corporate purposes, including the repayment of any amounts incurred for those purposes that are outstanding under the Company's bank revolving credit facility. Amounts currently outstanding under the Company's bank revolving credit facility bear interest at the lender's prime rate. See "Construction and Financing Program."

                       CONSTRUCTION AND FINANCING PROGRAM

    The Company is engaged in a continuing program to extend and enlarge its facilities to meet current and future loads on its system.

    The Company's actual construction expenditures for 1992 and 1993 were $179 million and $173 million, respectively. Currently estimated construction expenditures, including Allowances for Funds Used During Construction, for 1994 and 1995 are $175 million and $200 million, respectively. The Company's construction program and estimated expenditures are subject to continuing review and are revised from time to time due to various factors, including, but not limited to, the rate of load growth, escalation of construction costs, types and availability of fuel, changes in environmental regulations, adequacy of rate relief and the Company's ability to raise necessary capital.

    To meet capital expenditure requirements through 1995, the Company plans to use internally generated cash, short-term borrowings under its credit facility, proceeds from the sale of tax-exempt industrial development revenue bonds and the proceeds from the sale of Common Stock, including Common Stock sold under the Stock Purchase and Dividend Reinvestment Plan, discussed below.

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

    The Company has paid cash dividends on its Common Stock in every quarter since the Common Stock was first sold publicly in 1954. The Company's $125 million two-year bank revolving credit agreement (expiring December 31, 1994) requires the maintenance of common equity of no less than the sum of $475 million plus 50% of the net cash proceeds of Common Stock issued after January 11, 1993. At June 30, 1994, the Company was required to maintain common equity in the amount of $537 million under the foregoing provision and the Company's common equity was $657.6 million.

    In addition, the Company's First Mortgage Bond Indenture provides that the Company may not (i) pay any dividends on any shares of its stock, (ii) make any other distribution on any shares of its stock or (iii) purchase or redeem any shares of its stock for an amount in excess of the net proceeds of the sale of shares of its stock sold after March 31, 1953, except to the extent that the payment for such purposes, when added to all such prior payments made since March 31, 1953, will not exceed the net earnings of the

Company from March 31, 1953 to the date of such payment. At June 30, 1994, retained earnings of the Company in the approximate amount of $101.1 million was unrestricted as to the payment of dividends under the Indenture.

    Future dividends will depend on future earnings, including the Company's ability to obtain appropriate rate treatment, the cash position and financial condition of the Company and other factors. At current dividend rates, after giving effect to the issuance of the shares in this offering (assuming the Underwriters' over-allotment option is not exercised), the Company's quarterly dividend payments on its outstanding Common Stock and Preferred Stock would be approximately $19 million.

    The Company's Stock Purchase and Dividend Reinvestment Plan permits holders of its Common Stock and Cumulative Preferred Stock to invest optional cash payments of up to $25,000 per quarter and reinvest dividends in additional shares of the Common Stock. The prospectus describing the Plan and an authorization card are available upon request to: Nevada Power Company, 6226 West Sahara Avenue, Las Vegas, Nevada 89102, Attn: Shareholder Services.

    The Company's Common Stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. The range of the high and low sales prices of the Common Stock, as reported by THE WALL STREET JOURNAL as New York Stock Exchange -- Composite Transactions, and dividends paid per share are as follows for the periods indicated:

                                                                                 PRICE RANGE         DIVIDENDS
                                                                             --------------------    PAID PER
                                                                               HIGH        LOW         SHARE
                                                                             ---------  ---------  -------------
1992
  First Quarter............................................................  $  19 7/8  $  18 5/8    $     .40
  Second Quarter...........................................................     19 1/8     17 7/8          .40
  Third Quarter............................................................     22 5/8     18 1/2          .40
  Fourth Quarter...........................................................         24     21 5/8          .40
1993
  First Quarter............................................................  $      25  $  22 5/8    $     .40
  Second Quarter...........................................................     25 3/4         24          .40
  Third Quarter............................................................     26 3/4     24 5/8          .40
  Fourth Quarter...........................................................     26 1/4     22 1/2          .40
1994
  First Quarter............................................................  $  24 3/8  $  21 1/4    $     .40
  Second Quarter...........................................................     22 1/4     17 1/8          .40
  Third Quarter............................................................     21 1/2     18 7/8          .40
  Fourth Quarter (through October 18, 1994)................................     20 3/4     19 5/8

    The last reported sale price of the Common Stock on the New York Stock Exchange on October 18, 1994 was $20 1/4.

                          DESCRIPTION OF COMMON STOCK

    The authorized capital stock of the Company consists of 70,000,000 shares of Common Stock, par value $1.00 per share; 4,500,000 shares of Cumulative Preferred Stock, par value $20.00 per share, issuable from time to time in series; and 1,000,000 shares of Preference Stock, par value $20.00 per share, issuable from time to time in series. As of October 3, 1994, there were 42,951,571 shares of Common Stock outstanding.

    The information set forth below is summarized from the Restated Articles of Incorporation of the Company and the Company's Rights Agreement.

DIVIDENDS

    Holders of Common Stock are entitled to dividends declared by the Board of Directors, subject to the rights of any outstanding Cumulative Preferred Stock and Preference Stock to cumulative dividends thereon.

VOTING RIGHTS

    Holders of Common Stock are entitled to one vote per share on all matters which arise at any meeting of shareholders of the Company.

    The holders of Cumulative Preferred Stock and Preference Stock have no voting rights, except that, if at any time six or more quarterly dividends shall be in arrears, (i) on any Cumulative Preferred Stock, the holders of Cumulative Preferred Stock, voting as a class, are entitled to elect the number of directors necessary to constitute one less than a majority of the Board of Directors; or (ii) on any Preference Stock, the holders of Preference Stock, voting as a class, are entitled to elect two directors.

PROVISIONS RELATING TO CHANGE IN CONTROL

    The Company's Restated Articles of Incorporation contain provisions that could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions are summarized below:

    CORPORATE GOVERNANCE PROVISIONS. These provisions establish the classification of directors into three classes, as nearly equal in number of directors as possible, each class serving for three years, with one class being elected each year. The Restated Articles of Incorporation currently provide (i) that the authorized number of directors may range from a minimum of three to a maximum of twelve, as determined from time to time by the directors, and there are currently eleven directors authorized (divided into classes of four, four and three); (ii) that directors can be removed only (x) for cause by the affirmative vote of the holders of two-thirds of the Company's outstanding shares of capital stock entitled to vote generally in the election of directors (the "Voting Stock") or (y) otherwise by the affirmative vote of the holders of 80% of the Company's Voting Stock; (iii) that vacancies on the Board of Directors can be filled by a majority vote of the remaining directors then in office, even though less than a quorum, except that, if a person or entity which, with its affiliates and associates, beneficially owns 5% or more of the Company's Voting Stock (a "Related Person") then exists, vacancies resulting from the death, resignation or removal of a Continuing Director (as defined below) may only be filled by (x) the vote of a majority of the remaining Continuing Directors or (y) the affirmative vote of the holders of 80% of the Company's Voting Stock; (iv) that advance notice of shareholder nominations for the election of directors be given and that certain information be provided with respect to such nominee and the shareholder making the nomination; (v) that special meetings of shareholders may only be called by a majority of the Continuing Directors or the chief executive officer of the Company; and (vi) that amendments to any of the above provisions require, in addition to the approval of the Board of Directors and any shareholder vote ordinarily required under Nevada law, approval (x) by a majority of the Continuing Directors or (y) by the affirmative vote of the holders of 80% of the Company's Voting Stock. A "Continuing Director" is defined in the Restated Articles of Incorporation as a director who is (A) not a Related Person or affiliated with a Related Person and
(B) either (aa) was a director on February 11, 1988 or (bb) became a director subsequent to such date and was recommended, elected or nominated by a majority of the Continuing Directors.

    SUPERMAJORITY VOTE REQUIREMENT. The Supermajority Vote Requirement provisions are designed to protect the Company and its shareholders from unfavorable Business Combinations (as defined below) initiated by a Related Person. The Supermajority Vote Requirement provisions (i) require an affirmative vote, in addition to any vote required under Nevada law, of the holders of not less than 80% of the Company's voting stock for Business Combinations involving the Company and any Related Person, unless the Business Combination is approved by a majority of the Continuing Directors, and (ii) require an affirmative vote of the holders of not less than 80% of the Company's voting stock to alter, amend, repeal or rescind the Supermajority Vote Requirement provisions. The term "Business Combination" is defined in the Restated Articles of Incorporation to consist of certain transactions with a Related Person, including, without limitation, mergers, consolidations, dispositions of assets and the issuance of securities.

RIGHTS AGREEMENT

    Pursuant to a Rights Agreement dated as of October 15, 1990 (the "Rights Agreement"), each outstanding share of Common Stock as of the date of this Prospectus is attached to and trades together with one Right, and, upon issuance, each share of Common Stock offered hereby will also be attached to and trade together with one Right. The Rights are designed to assure that all shareholders receive fair and equal treatment in any takeover of the Company and to protect shareholders from partial tender offers and other abusive takeover tactics to gain control of the Company without payment of a fair price to shareholders. A summary of the Rights and a copy of the Rights Agreement may be obtained upon request to: Nevada Power Company, 6226 West Sahara Avenue, Las Vegas, Nevada 89102, Attn.: Shareholder Services.

LIQUIDATION RIGHTS

    Subject to the satisfaction of all prior claims and the rights of all issues of Cumulative Preferred Stock and the Preference Stock, the remaining assets available for distribution to shareholders are distributable to holders of Common Stock.

MISCELLANEOUS

    The outstanding shares of Common Stock, Cumulative Preferred Stock and Preference Stock are fully paid and nonassessable and the shares of Common Stock being offered hereby, when issued and outstanding, will be fully paid and nonassessable. No shareholder of the Company has any preemptive right to acquire additional shares of capital stock of the Company of any class or any rights of conversion. Shares of Common Stock are not subject to redemption.

LISTING

    The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange. Application has been made for the listing on such exchanges of the shares of Common Stock offered hereby.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriters, the Underwriters have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below:

                                         UNDERWRITERS                                            NUMBER OF SHARES
- -----------------------------------------------------------------------------------------------  -----------------
PaineWebber Incorporated.......................................................................
Dean Witter Reynolds Inc. .....................................................................
                                                                                                 -----------------
    Total......................................................................................       1,750,000
                                                                                                 -----------------
                                                                                                 -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel for the Company and to various other conditions. The nature of the Underwriters' obligations is such that, if any of the foregoing shares of Common Stock are purchased by the Underwriters, all such shares must be so purchased. A copy of the form of Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The Company has granted an option to the Underwriters, exercisable during the 45-day period following the date of this Prospectus, to purchase up to 250,000 shares of Common Stock, at the public offering price, less the underwriting discounts and commissions. The Underwriters may exercise the option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby.

    The Company has been advised that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such public offering price less a concession not in excess of $ per share. The Underwriters may allow, and the selected dealers may re-allow, a concession, not in excess of $ a share, to certain other dealers. After the initial offering to the public, the offering price and other selling terms may be changed.

    The Company and its executive officers and directors have agreed that they will not issue, sell, offer to sell or otherwise dispose of any shares of Common Stock, or rights to acquire such shares, for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters, except for the issuance of shares by the Company (i) pursuant to the Company's Stock Purchase and Dividend Reinvestment Plan or (ii) for the benefit of participants in the Company's employee investment plan under Section 401(k) of the Internal Revenue Code of 1986, as amended.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

    Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Mr. Richard L. Hinckley, Vice President, Secretary and General Counsel for the Company, and by Best, Best & Krieger, Riverside, California. Certain legal matters will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Chicago, Illinois. For the purposes of their opinions, Best, Best & Krieger and Jones, Day, Reavis & Pogue will rely on the opinion of Mr. Hinckley as to all matters governed by the laws of the State of Nevada.

                                    EXPERTS

    The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's 1993 Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              -------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
  Reference....................................           2
Prospectus Summary.............................           3
The Company....................................           4
Use of Proceeds................................           4
Construction and Financing Program.............           4
Common Stock Dividends and Price Range.........           4
Description of Common Stock....................           5
Underwriting...................................           7
Legal Opinions.................................           8
Experts........................................           8

                                1,750,000 SHARES
                              NEVADA POWER COMPANY
                                  COMMON STOCK

                                     [LOGO]

                                ----------------

                                   PROSPECTUS

                                ----------------

                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

                                  ------------

                                       , 1994

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE DISTRIBUTION

    The estimated expenses in connection with the offering of the Common Stock are as follows:

Securities and Exchange Commission registration fee...............  $  14,095
NASD filing fee...................................................      4,588
New York Stock Exchange listing fee...............................      7,000
Pacific Stock Exchange listing fee................................      5,000
Printing, engraving and postage expense...........................     30,000
Legal fees and expenses...........................................     35,000
Blue Sky fees and expenses (including legal fees).................     10,000
Accounting fees and expenses......................................     30,000
Miscellaneous.....................................................      4,317
                                                                    ---------
        TOTAL.....................................................  $ 140,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by Section 78.037 of the Nevada General Corporation Law, the Company has included in its Restated Articles of Incorporation a provision which states that a director or officer of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such limitation of liability is prohibited by Nevada General Corporation Law as the same exists or may hereafter be amended. Section 78.037 currently provides that any such provision may not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of the Nevada General Corporation Law.

    As  permitted  by  Section 78.751  of  the Nevada  General  Corporation Law,
Article VIII of the Company's Bylaws provides for the indemnification by the Company, including suits brought by or on behalf of the Company, of each director, officer, employee or agent thereof to the fullest extent permitted by Nevada law.

    As permitted by the Nevada General Corporation Law and Article VIII of the Company's Bylaws, the Company has entered into indemnity agreements with its directors and officers that provide for indemnification of such individuals to the fullest extent permitted under Nevada law, and the Company maintains general liability insurance for its directors and officers against certain liabilities.

ITEM 16.  EXHIBITS

    1            1.1  Form of Underwriting Agreement.
    2            4.1  Restated Articles of Incorporation, filed November 7, 1978.
    3            4.2  Amendment to Restated Articles of Incorporation, filed May 19, 1980.
    4            4.3  Amendment to Restated Articles of Incorporation, filed May 31, 1983.
    5            4.4  Amendment to Restated Articles of Incorporation, filed May 12, 1986.
    6            4.5  Amendment to Restated Articles of Incorporation, filed May 12, 1987.
    7            4.6  Amendment to Restated Articles of Incorporation, filed June 10, 1988.
    8            4.7  Amendment to Restated Articles of Incorporation, filed May 23, 1989.
    9            4.8  Amendment to Restated Articles of Incorporation, filed June 8, 1992.
   10            4.9  Rights Agreement dated as of October 15, 1990 between Manufacturers Hanover
                        Trust Co. and the Company.
    1           4.10  Restated Bylaws, as amended January 14, 1993.
                 5.1  Opinion of Best, Best & Krieger (included in Part II of this Registration
                        Statement).
                23.1  Consent of Deloitte & Touche LLP (included in Part II of this Registration
                        Statement).
                23.2  Consent of Richard L. Hinckley (included in Part II of this Registration
                        Statement).
                23.3  Consent of Best, Best & Krieger (included in Part II of this Registration
                        Statement).
                24.1  Power of Attorney (included in Part II of this Registration Statement).

- ------------------------
NOTE: Where the number of an  Exhibit is preceded by  a number, such exhibit  is
      not   physically  filed  herewith  but  rather  is  incorporated  in  this
      Registration Statement and made a part hereof by reference to the described and designated Exhibit in the applicable filing of which such Exhibit physically was a part, which filing is designated by such number in the following table.

   NUMBER        FORM       FILE NO.        NUMBER        FORM       FILE NO.
- -------------  ---------  -------------  -------------  ---------  -------------
      1           S-3     33-61608             6           S-3     33-15554
      2           S-7     2-65097              7          10-K     1-4698 1988
      3          S-16     2-67853              8           S-8     33-32372
      4          10-K     1-4698 1983          9           S-3     33-55698
      5           S-3     33-4567             10           8-A     1-4698 1990

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(a)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas and State of Nevada on the 19th day of October, 1994.

                                        NEVADA POWER COMPANY

                                        By         /s/ CHARLES A. LENZIE
                                           -------------------------------------
                                            (Charles A. Lenzie, Chairman of the
                                                           Board
                                               and Chief Executive Officer)

                               POWER OF ATTORNEY

    Know All Men By These Presents, that each individual whose signature appears below constitutes and appoints Charles A. Lenzie and Steven W. Rigazio, and each of them, his true and lawful attorneys in fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents, or any of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.

    PURSUANT   TO  THE  REQUIREMENTS  OF  THE   SECURITIES  ACT  OF  1933,  THIS
REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED:

(1) PRINCIPAL EXECUTIVE OFFICER

                                       Chairman of the
       /s/  CHARLES A. LENZIE           Board
- -------------------------------------   and Chief Executive   October 19, 1994
         (Charles A. Lenzie)            Officer

(2) PRINCIPAL FINANCIAL AND
   PRINCIPAL ACCOUNTING OFFICER

                                       Vice President and
       /s/  STEVEN W. RIGAZIO           Treasurer,
- -------------------------------------   Chief Financial       October 19, 1994
         (Steven W. Rigazio)            Officer

(3) DIRECTORS

       /s/  JAMES CASHMAN III
- -------------------------------------  Director               October 19, 1994
         (James Cashman III)

        /s/  MARY LEE COLEMAN
- -------------------------------------  Director               October 19, 1994
         (Mary Lee Coleman)

      /s/  FRED D. GIBSON, JR.
- -------------------------------------  Director               October 19, 1994
        (Fred D. Gibson, Jr.)

        /s/  JOHN L. GOOLSBY
- -------------------------------------  Director               October 19, 1994
          (John L. Goolsby)

          /s/  JERRY HERBST
- -------------------------------------  Director               October 19, 1994
           (Jerry Herbst)

       /s/  JAMES C. HOLCOMBE
- -------------------------------------  Director               October 19, 1994
         (James C. Holcombe)

         /s/  CONRAD L. RYAN
- -------------------------------------  Director               October 19, 1994
          (Conrad L. Ryan)

         /s/  FRANK E. SCOTT
- -------------------------------------  Director               October 19, 1994
          (Frank E. Scott)

          /s/  A. M. SMITH
- -------------------------------------  Director               October 19, 1994
            (A. M. Smith)

         /s/  J. A. TIBERTI
- -------------------------------------  Director               October 19, 1994
           (J. A. Tiberti)

                         INDEPENDENT AUDITORS' CONSENT

    We consent to the incorporation by reference in this Registration Statement of Nevada Power Company on Form S-3 of the reports of Deloitte & Touche dated February 10, 1994 (March 11, 1994 as to the fourth paragraph of Note 7) appearing in and incorporated by reference in the Annual Report on Form 10-K of Nevada Power Company for the year ended December 31, 1993 and to the reference to Deloitte & Touche LLP under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

                                          DELOITTE & TOUCHE LLP

Las Vegas, Nevada
October 18, 1994

                               CONSENT OF COUNSEL

    I hereby consent to the use of my name as Vice-President, Secretary and General Counsel of the Company wherever it appears in the Registration
Statement, including the Prospectus constituting a part thereof, and all amendments thereof.

                                          RICHARD L. HINCKLEY

Las Vegas, Nevada
October 19, 1994

                              -------------------

                               CONSENT OF COUNSEL

    We hereby consent to all references to our Firm included in or made a part of this Registration Statement, including the Prospectus constituting a part thereof, and all amendments thereof.

                                          BEST, BEST & KRIEGER

Riverside, California
October 19, 1994

                                 EXHIBIT INDEX

                                                                                                             SEQUENTIAL
                                                                                                              NUMBERING
  EXHIBIT                                                                                                     PAGE NO.
- -----------                                                                                                ---------------
       1.1   Form of Underwriting Agreement.*
       4.1   Restated Articles of Incorporation, filed November 7, 1978.*
       4.2   Amendment to Restated Articles of Incorporation, filed May 19, 1980.*
       4.3   Amendment to Restated Articles of Incorporation, filed May 31, 1983.*
       4.4   Amendment to Restated Articles of Incorporation, filed May 12, 1986.*
       4.5   Amendment to Restated Articles of Incorporation, filed May 12, 1987.*
       4.6   Amendment to Restated Articles of Incorporation, filed June 10, 1988.*
       4.7   Amendment to Restated Articles of Incorporation, filed May 23, 1989.*
       4.8   Amendment to Restated Articles of Incorporation, filed June 8, 1992.*
       4.9   Rights Agreement dated as of October 15, 1990.*
       4.10  Restated Bylaws, as amended January 14, 1993.*
       5.1   Opinion of Best, Best & Krieger (included in Part II of this Registration Statement).
      23.1   Consent of Deloitte & Touche LLP (included in Part II of this Registration Statement).
      23.2   Consent of Richard L. Hinckley (included in Part II of this Registration Statement).
      23.3   Consent of Best, Best & Krieger (included in Part II of this Registration Statement).
      24.1   Power of Attorney (included in Part II of this Registration Statement).

- ------------------------
* Incorporated by reference.